



Annual Meeting of Shareholders

June 3, 2009

Forward Looking Statement

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.



Selected Four Year Comparative Results
23% CAGR of Sales: 307% Incr. Gross Margin $s

$(000s)	2008	2007	2006	2005
Total Revenues	$11,050	$9,231	$6,502	$3,941
Cost of sales	7,198	6,435	4,894	2,996
Gross Profit	3,852	2,796	1,608	945
	34.9%	30.3%	24.7%	24.0%
R&D Exp.	2,605	1,907	1,401	1,365
SG&A Exp.	3,317	3,765	4,787	2,878
Operating Loss	(2,071)	(2,876)	(4,580)	(3,298)
Other Inc. (Exp.)	122	249	(415)	46
Net Loss	(1,949)	(2,627)	(4,995)	(3,252)
Pref. Stock Exp.	-	5,645	3,210	3,517
Net Loss	($1,949)	($8,272)	($8,205)	($6,769)
Loss per Share	($0.03)	($0.57)	($0.80)	($0.88)
Avg. No. Shares	61,266,954	14,608,478	10,293,168	7,705,782
Working capital	1,664	3,229	5,113	4,708
Total assets	5,915	6,585	7,907	7,075
Total liabilities	3,338	2,322	2,297	1,964
Equity (Deficit)	2,577	4,263	(940)	1,053



Selected Q1 Financial Results

- **Gross Margin $s Increased 20%**
- **SG&A Decreased 33.6%**
- **Operating Loss Decreased 60%**
- **Cash stabilized**

3 Mos. Ended	3/31/2009	3/31/2008
$(000s)		
Net sales	$2,269	$2,238
R&D Income	276	127
Total Revenues	2,546	2,365
Cost of sales	1,547	1,532
Gross Profit	999	833
	39.2%	35.2%
R&D Exp.	647	626
SG&A Exp.	676	1,018
Operating Loss	(324)	(812)
Other Inc. (Exp.)	(1)	13
Net Loss	($325)	($798)
EPS	($0.005)	($0.013)
Balance Sheet Data:	3/31/09	12/31/08
Shs. Outstndg.	61,944,901	61,949,901
Working Capital	$1,334	$1,664
Total Assets	$5,697	$5,915
Total Liabilities	$3,429	$3,338
Shareholders Equity	$2,268	$2,577



Organization & Management Team

Lawrence Siebert, President
Richard Larkin, CFO
Javan Esfandiari, Sr. VP R&D
Rick Bruce, VP Operations
Tom Ippolito, VP Regulatory QA/QC
Sandy Speer, Dir. Client Serv.
Dr. Gary Meller, Director
Katherine Davis, Director

Total Employment Q2- 2009 ~100



SG&A
7

Ops.
69

R&D
18

Reg. & Clinical
QA & QC
7



CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

Rapid Tests For Earlier Treatment

Regulatory Approvals Provide Access to Large, Diverse & Global POCT Markets



U.S. Food and Drug Administration
CENTER FOR BIOLOGICS EVALUATION AND RESEARCH



USDA

ISO

Two FDA-Approved PMA's

USDA-Approved Facility & Product Licenses

ISO Certified for Global Markets



Point of Care Test Market

- **$5B+ 2008 Global Point of Care Test Market**
  - 12.5% Compounded Annual Growth Rate (CAGR)
  - Part of >$30B IVD Market

- **Provide Immediate Information**
  - Simply, Accurately, Cost Effectively

- **Enable Improved Outcomes**
  - Earlier Detection, Earlier Treatment
  - Lower Overall Cost of Care



Chembio's Business Strategy





HIV 1/2 STAT-PAK™

- Continue Improved Results of Base Business - Primarily Comprised of Rapid HIV Tests Sold in the US and Globally

DPP® SYPHILIS
SCREEN & CONFIRM
2
Buffer
ID
1 Trep
2 Non-trep
C
1
Sample + Buffer
CHEMBIO

- Develop Funded Collaborations Using Our Patented Technology

- Create a Portfolio of Point of Care Tests for Infectious Diseases that Address Significant Unmet Market Needs

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

Rapid Tests For Earlier Treatment

Base Business of Rapid HIV Tests Marketed Globally


HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health
Clearview HIV 1/2
STAT-PAK
Point of Care Diagnostics
HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview® COMPLETE HIV 1/2
Clearly different
Provides highly sensitive and specific tests for the detection of human immunodeficiency virus (HIV) in whole blood.
Rapid Reporting: Results in 15 minutes.
Convenience: Self-contained system, pouch includes lancet and bandage for fingerstick collection.
Reliability: Built-in control confirms sample addition and proper test performance.
Flexibility: Use with multiple sample types – whole blood (fingerstick or venipuncture), serum or plasma.
Clearly better
Reliable results – 99.7% sensitive, 99.9% specific
Detects HIV 1 and HIV 2 for a COMPLETE picture in one test.
15 minute results mean STAT decision making, quickly and confidently while patient is present.
Minimal sample size of 2.5 µL reduces sample handling and exposure risk, less invasive for patient.
Multiple specimen types to fit your lab and practice patterns.
Long 24-month shelf life allows your offices to purchase in volume.
Clearview
COMPLETE HIV 1/2
A single-use, self-contained, closed system for the collection, processing, and analysis of a whole blood, serum or plasma sample for the detection of HIV 1 and HIV 2 antibodies.
Point of Care Diagnostics
inverness medical
professional diagnostics


Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad

Lateral Flow Technology

- Marketed Exclusively by Inverness Medical in US.
  - Q1 2009 Sales to IMA increased 56%
  - States Adopting 2006 CDC Recommendations
- Sold Globally to Donor Funded Global Programs such as US' PEPFAR



Rapid Tests For Earlier Treatment

DPP® DUAL PATH PLATFORM
KEY DESIGN AND PERFORMANCE ADVANTAGES

- **Independent Sample Flow Path Enables Improved Sample Control**

    – **Improved Sensitivity vs. Lateral Flow**

    – **Use of More Challenging Sample Types**

- **Improved Multiplexing Facilitated**

    – **Direct Binding (i.e., without conjugate)**

    – **Even & Uniform Delivery of Samples**

- **Freedom to Operate**


DPP® PRODUCT PIPELINE

- **Oral Fluid HIV**

- **Syphilis Screen & Confirm**

- **Global Health Products**

- **Hepatitis C**

- **Flu A/B Ag & Immunity Test**



CHEMBIO DIAGNOSTIC SYSTEMS, INC.

Rapid Tests For Earlier Treatment

DPP® HIV SCREENING TEST FOR USE WITH ORAL FLUID SAMPLES

- **Currently Only One Oral Fluid HIV Test in US Market.**

- **Reauthorized $48B US AIDS Relief Program Evaluating to expand VCT & PMTCT in Africa**

- **Secures Participation in Rapid HIV Test with Chembio Patented Technology**

- **Does Not Compete with Chembio's Lateral Flow Blood Tests marketed by Inverness**

- **Submitted to PEPFAR; Ready to Begin US Clinical Trials 2009-2010**

DPP® HIV ½ Screen Oral Fluid Test Procedure



CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

Rapid Tests For Earlier Treatment

DPP® HIV SCREENING TEST FOR USE WITH ORAL FLUID SAMPLES

DPP® HIV 1/2
- ORAL FLUIDS

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.


DPP® R&D PIPELINE

- Oral Fluid HIV

- **Syphilis Screen & Confirm**

- Global Health Products

- Hepatitis C

- Flu A/B Ag & Immunity Tests

- Other



CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

Rapid Tests For Earlier Treatment

DPP® SYPHILIS SCREEN & CONFIRM

- 12MM New Cases/Yr. -250,000 in US and EU
- Replaces Two Time Consuming Laboratory Tests with One Single POC Test - No Rapid Tests in US
- Better Indication of Active Syphilis Disease
- Enables POC Confirmation and Treatment without return visit
- Developed in cooperation with CDC, currently in WHO study, FDA Pre-IDE stage



2
Buffer
DPP® SYPHILIS
SCREEN & CONFIRM
1 Trep
2 Non-trep
C
ID
1
Sample
+
Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.



DPP® R&D PIPELINE

- **Oral Fluid HIV**

- **Syphilis Screen & Confirm**

- **Global Health Products**

- **Hepatitis C**

- **Flu A/B Ag & Immunity Tests**

- **Other**



Global Health Products

DPP® Point of Care Test	Collaborating Organization
Tuberculosis	FIND
Malaria	FIND
HIV 1/2 Confirmatory Test	FIOCRUZ
Neglected Diseases: Leishmaniasis, Chagas, Leptospirosis, Leprosy	IDRI, NIH, FIOCRUZ

DPP® R&D PIPELINE



- Oral Fluid HIV

- Syphilis Screen & Confirm

- Global Health Products

- **Hepatitis C**

- Flu A/B Ag & Immunity Tests

- Other



CHEMBIO DIAGNOSTIC SYSTEMS, INC.

Rapid Tests For Earlier Treatment

Hepatitis C
Estimated 3MM Infections in US
Only 22% Diagnosed

Chembio Participating in CDC Study with DPP® HCV Test



DPP® HIV/HCV Combo
2
Buffer
1 2 C
HIV
HCV
ID
123456789
1
Sample + Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.



DPP® R&D PIPELINE

- Oral Fluid HIV

- Syphilis Screen & Confirm

- Global Health Products

- Hepatitis C

- **Flu A/B Ag & Immunity Tests**

- Other



CHEMBIO DIAGNOSTIC SYSTEMS, INC.

Rapid Tests For Earlier Treatment

INFLUENZA: Ag DETECTION & DIFFERENTIATED Ab IMMUNE STATUS

FLU A B
Buffer
1:10
Sample
Buffer
A/B
CHEMBIO

Ag: Current Rapid Tests Need Improved Performance
Ab: Public Health Screening for Vaccination





DPP
Buffer
1 2 3 C
1. H5N1
2. H3N2
3. H13N9
Sample
+
Buffer
CHEMBIO

DPP FLU A VS. LATERAL FLOW FLU A		Buffer	1.9 x 10^{11}	1.9 x 10^{10}	1.9 x 10^9	1.9 x 10^8	1.9 x 10^7	1.9 x 10^6	1.9 x 10^5	1.9 x 10^4	1.9 x 10^3	1.9 x 10^2	1.9 x 10
	Reader	0	86	87	91	54	22	11	5.6	3.1	0	0	0
	Visual	-	+++	+++	+++	+++	++	+	+	+	+/-	-	-
Leading Commercial lateral flow test (visual only)		-	+++	+++	+++	++	++	+	-	-	-	-	-

CHEMBIO DIAGNOSTIC SYSTEMS, INC.

Rapid Tests For Earlier Treatment

FLU IMMUNE STATUS TEST



2
Buffer
DPP® FLU
H5N1/H3N2/H13N9
Immuno-Status
Antibody Assay
1 2 3 C
H H H
13 3 5
N N N
9 2 1
ID
123456789
1
Sample + Buffer
CHEMBIO

1. Add 5 ul of sample to the round sample + buffer well (1).



2
Buffer
DPP® FLU
H5N1/H3N2/H13N9
Immuno-Status
Antibody Assay
1 2 3 C
H H H
13 3 5
N N N
9 2 1
ID
123456789
Sample + Buffer
CHEMBIO

2. Add 2 drops of buffer to the round sample + buffer well (1).



2
Buffer
DPP® FLU
H5N1/H3N2/H13N9
Immuno-Status
Antibody Assay
1 2 3 C
H H H
13 3 5
N N N
9 2 1
ID
123456789
1
Sample + Buffer
CHEMBIO

3. Wait 5 minutes, all the colored lines must disappear.



Buffer
DPP® FLU
H5N1/H3N2/H13N9
Immuno-Status
Antibody Assay
1 2 3 C
H H H
13 3 5
N N N
9 2 1
ID
123456789
1
Sample + Buffer
CHEMBIO

4. Add 4 drops of buffer to the square buffer well (2).

4. Read the results at 15 minutes after adding the buffer (step 4)

Negative | H13N9 Positive | H3N2 Positive | H5N1 Positive









Invalid Results: No Control Line










DPP® R&D PIPELINE

- Oral Fluid HIV

- Syphilis Screen & Confirm

- Global Health Products

- Hepatitis C

- Flu A/B Ag & Immunity Tests

- Other



Other Current Projects

- **Veterinary Applications**
  - **Companion, Research, Wildlife**
- **Drug Monitoring**
- **Option of Quantitative Measurements at Point of Care with Simple Readers**






Strategy & Actions Taken to Enhance Shareholder Value

- **Simplified Capital Structure**

- **Focused on Cash Flow**
  - Created multiple non-dilutive development contracts and grants
  - Renegotiated payment schedules of license fees and accrued royalties

- **Reduced Expenses**
  - Significant reduction of SG&A Expenses (including IR)

- **Improving Manufacturing Efficiency**
  - Accelerating Product Transfers from R&D into Manufacturing
  - Established Technical Team within R&D – ADDED PERSONNEL
  - Invested in automation and other cost savings



Strategy & Actions Taken to Enhance Shareholder Value

$(000s)	Year Ended		First Quarter	
	2008	2007	2009	2008
R&D Income	694	466	276	127
% Change	48.9%		117.3%	
Gross Profit $	3,852	2,795	999	833
% Change	37.8%		19.9%	
R&D Expenses	2,605	1,906	647	626
% Change	36.7%		3.4%	
SG&A Wages	1,262	1,642	237	350
% Change	-23.1%		-32.3%	
Investor Relations	124	225	3	59
% Change	-44.9%		-94.9%	
Legal, accting	551	643	160	259
% Change	-14.3%		-38.2%	
Total SG&A	3,317	3,765	676	1,018
% Change	-11.9%		-33.6%	

$(000s)	Mar-09	Dec-08	Sep-08	Jun-08
Cash	1,292	1,212	999	954

Strategy & Actions Taken to Enhance Shareholder Value

- **New Products Completed :**
  - **DPP HIV** – submitted to PEPFAR (global market)
  - **DPP Syphilis Screen & Confirm** – developed in cooperation with CDC, currently in WHO study, FDA Pre-IDE stage
  - **DPP HIV 1&2 Confirmatory** for Brazil – Ministry of Health evaluations being completed; development continuing for all other markets
  - **DPP Canine Leishmaniasis** – approval pending in Brazil
- **Hepatitis C and Influenza Products in Development**



CHEMBIO DIAGNOSTIC SYSTEMS, INC.

Rapid Tests For Earlier Treatment

Strategy & Actions Taken to Enhance Shareholder Value

- **Improve Revenues and Operating Results**
  - Increased sales in base HIV test business – US and Globally
  - New revenue streams from Brazil and other new customers
  - Integrate automation equipment into manufacturing
- **Sales & Marketing**
  - New DPP HIV, Syphilis and Hepatitis C products to be featured at AACC (July, Chicago) & Medica (November, Dusseldorf) - the 2 most important industry meetings
  - Upgrade web site and create new marketing materials for trade and investors



Rapid Tests For Earlier Treatment

Strategy & Actions Taken to Enhance Shareholder Value Plan

Our goal is to show:

1. Improved fundamental performance,

2. No short or medium term funding needs,

3. A profitable base business manufacturing regulated biotech products, and

4. New products based on our patented POC platform to address POCT market opportunities.

**We believe that achievement of these goals will result in greater returns to our shareholders.**

 



For further information please visit our web site

www.chembio.com